                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                        The Pep Boys - Manny, Moe & Jack
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    713278109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 35 Pages)

--------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 2 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  452,279
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              452,279
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    452,279
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 3 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,432,174
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,432,174
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,432,174
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 4 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG CARPATHIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  89,297(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              89,297(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    89,297(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. As of the date of this filing RCG Carpathia  Master Fund,  Ltd. may be deemed to  beneficially  own 89,297  Shares that may be  acquired  upon  conversion  of
$2,000,000   aggregate  principal  amount  of  the  Issuer's  outstanding  4.25%
convertible debentures owned by RCG Carpathia Master Fund, Ltd.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 5 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  101,312
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              101,312
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    101,312
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 6 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG HALIFAX FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  107,471
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              107,471
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    107,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 7 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  404,276
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              404,276
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    404,276
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 8 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS FUND III, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  23,285
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              23,285
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    23,285
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 9 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,884,453
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,884,453
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,884,453
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 10 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  427,561
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              427,561
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    427,561
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 11 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,610,094
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,610,094
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 12 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,610,094
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,610,094
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 13 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,610,094
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,610,094
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 14 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,610,094
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,610,094
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 15 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,610,094
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,610,094
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 16 of 35 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,610,094
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,610,094
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,610,094
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 17 of 35 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule  13D").  The undersigned  were previously part of a Section 13(d)
reporting group that included Barington Investments, L.P., RJG Capital Partners,
L.P.,  D.B.  Zwirn  Special  Opportunities  Fund,  L.P.  and  certain  of  their respective  affiliates (the  "Barington  Group").  The undersigned  ceased to be members of the  Barington  Group on March 30, 2007.  For  ownership  information relating to the  undersigned  prior to the filing of this Schedule  13D,  please make  reference to Schedule 13D filed by Barington  Companies  Equity  Partners,
L.P. with the  Securities  and Exchange  Commission  (the "SEC") on November 21,
2005 as amended by that certain  Amendment  No. 1 filed with the SEC on December
9, 2005,  by that  certain  Amendment  No. 2 filed with the SEC on December  22,
2005,  by that certain  Amendment No. 3 filed with the SEC on February 15, 2006, by that certain  Amendment  No. 4 filed with the SEC on March 28, 2006,  by that certain  Amendment  No. 5 filed with the SEC on May 22,  2006,  by that  certain
Amendment  No. 6 filed with the SEC on May 24, 2006,  by that certain  Amendment
No. 7 filed with the SEC on July 13, 2006, by that certain Amendment No. 8 filed with the SEC on August 3, 2006,  by that certain  Amendment No. 9 filed with the
SEC on September 6, 2006, by that certain Amendment No. 10 filed with the SEC on
September  22,  2006,  by that  certain  Amendment  No. 11 filed with the SEC on
October  4, 2006 and by that  certain  Amendment  No.  12 filed  with the SEC on
November 21, 2006.

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$1.00  per  share  (the  "Shares"),  of The Pep  Boys - Manny,  Moe & Jack  (the
"Issuer").  The address of the principal executive offices of the Issuer is 3111
West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 2.     IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

            (i)      Parche,   LLC,  a  Delaware   limited   liability   company
                     ("Parche"),   with  respect  to  the  Shares  directly  and
                     beneficially owned by it;

            (ii)     Starboard Value and Opportunity  Master Fund Ltd., a Cayman
                     Islands exempted company ("Starboard"), with respect to the
                     Shares directly and beneficially owned by it;

            (iii)    RCG Carpathia  Master Fund, Ltd., a Cayman Islands exempted company  ("RCG  Carpathia"),  with  respect  to the  Shares beneficially owned upon conversion of $2,000,000  aggregate
                     principal   amount  of  the  Issuer's   outstanding   4.25%
                     convertible debentures owned by it;

            (iv)     RCG Ambrose Master Fund,  Ltd., a Cayman  Islands  exempted
                     company  ("RCG  Ambrose"),   with  respect  to  the  Shares
                     directly and beneficially owned by it;

            (v)      RCG Halifax Fund,  Ltd., a Cayman Islands  exempted company
                     ("RCG  Halifax"),  with respect to the Shares  directly and beneficially owned by it;

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 18 of 35 Pages
----------------------                                    ----------------------

            (vi)     Ramius Master Fund Ltd., a Cayman Islands  exempted company
                     ("Ramius Master"),  with respect to the Shares directly and beneficially owned by it;

            (vii)    Ramius  Fund III Ltd,  a Cayman  Islands  exempted  company
                     ("Ramius  Fund III"),  with respect to the Shares  directly and beneficially owned by it;

            (viii)   Admiral Advisors, LLC, a Delaware limited liability company
                     ("Admiral Advisors"),  who serves as the investment manager of Starboard and the managing member of Parche;

            (ix)     Ramius Advisors,  LLC, a Delaware limited liability company
                     ("Ramius  Advisors"),  who serves as the investment advisor of Ramius Master and Ramius Fund III;

            (x)      Ramius Capital  Group,  LLC, a Delaware  limited  liability company  ("Ramius  Capital"),  who serves as the investment manager of RCG  Carpathia,  RCG Ambrose and RCG Halifax and as the sole member of Admiral Advisors and Ramius Advisors;

            (xi)     C4S & Co.,  L.L.C., a Delaware  limited  liability  company
                     ("C4S"), who serves as managing member of Ramius Capital;

            (xii)    Peter A.  Cohen  ("Mr.  Cohen"),  who  serves as one of the managing members of C4S;

            (xiii)   Morgan B.  Stark  ("Mr.  Stark"),  who serves as one of the managing members of C4S;

            (xiv)    Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

            (xv)     Jeffrey M. Solomon  ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b)   The address of the principal office of each of Parche, Admiral
Advisors,  Ramius  Advisors,  Ramius  Capital,  C4S, Mr. Cohen,  Mr. Stark,  Mr.
Strauss and Mr.  Solomon is 666 Third  Avenue,  26th Floor,  New York,  New York
10017.

            The  address  of the  principal  office  of each of  Starboard,  RCG
Carpathia,  RCG Ambrose,  RCG Halifax,  Ramius Master and Ramius Fund III is c/o
Citco Fund Services (Cayman Islands) Limited,  Corporate Center,  West Bay Road,
Grand Cayman, Cayman Islands, British West Indies. The officers and directors of

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 19 of 35 Pages
----------------------                                    ----------------------

each of Starboard,  RCG Carpathia,  RCG Ambrose, RCG Halifax,  Ramius Master and
Ramius Fund III and their principal  occupations and business  addresses are set forth on Schedule A and incorporated by reference in this Item 2.

            (c)   The  principal  business  of each of  Starboard,  Parche,  RCG
Carpathia,  RCG  Ambrose,  RCG  Halifax,  Ramius  Master and Ramius  Fund III is
serving as a private  investment  fund.  Each of  Starboard  and Parche has been formed for the purpose of making equity investments and, on occasion,  taking an active  role in the  management  of  portfolio  companies  in order  to  enhance shareholder  value.  The  principal  business  of Admiral  Advisors is acting as investment  manager of Starboard  and managing  member of Parche.  The principal business of Ramius Advisors is acting as an investment  advisor of Ramius Master and  Ramius  Fund  III.  Ramius  Capital  is  engaged  in money  management  and investment  advisory  services for third parties and proprietary  accounts.  C4S serves as managing member of Ramius Capital.  Mr. Cohen, Mr. Strauss,  Mr. Stark
and Mr. Solomon serve as co-managing members of C4S.

            (d)   No  Reporting  Person has,  during the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e)   No  Reporting  Person has,  during the last five  years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased  by  Starboard,  Parche,  RCG  Carpathia,  RCG
Ambrose, RCG Halifax,  Ramius Master and Ramius Fund III were purchased with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate  purchase cost of the  2,610,094  Shares  beneficially owned  in  the  aggregate  by  all of the  Reporting  Persons  is  approximately
$37,354,010  (including brokerage  commissions),  of which $2,263,800 represents the purchase cost for the Issuer's outstanding 4.25% convertible debentures.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 20 of 35 Pages
----------------------                                    ----------------------

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  54,394,431  Shares  outstanding,  as of November 24,
2006,  which is the total  number  of  Shares  outstanding  as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q, filed with the Securities and Exchange
Commission  on December 6, 2006 plus 89,297 Shares  issuable upon  conversion of
$2,000,000   aggregate  principal  amount  of  the  Issuer's  outstanding  4.25%
convertible debentures owned by RCG Carpathia.

A.    Parche

      (a)   As of the date of this  filing,  Parche  beneficially  owns  452,279
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 452,279
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 452,279
            4. Shared power to dispose or direct the disposition: 0

      (c)   Parche did not enter into any transactions in the Shares in the past
            60 days.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns 1,432,174
            Shares.

            Percentage: 2.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,432,174
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,432,174
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard did not enter into any  transactions  in the Shares in the past 60 days.

C.    RCG Carpathia

      (a)   As of the  date  of this  filing  RCG  Carpathia  may be  deemed  to beneficially  own 89,297 Shares that may be acquired upon conversion of $2,000,000 aggregate principal amount of the Issuer's outstanding
            4.25% convertible debentures owned by RCG Carpathia.

            Percentage: Less than 1% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 21 of 35 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 89,297
            2. Shared power to vote or  direct vote: 0
            3. Sole power to dispose or direct the disposition: 89,297
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Carpathia did not enter into any  transactions  in the Shares in the past 60 days.

D.    RCG Ambrose

      (a)   As of the date of this filing, RGC Ambrose beneficially owns 101,312
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 101,312
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 101,312
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Ambrose did not enter into any transactions in the Shares in the past 60 days.

E.    RCG Halifax

      (a)   As of the date of this filing, RGC Halifax beneficially owns 107,471
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 107,471
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 107,471
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Halifax did not enter into any transactions in the Shares in the past 60 days.

F.    Ramius Master

      (a)   As of the  date of this  filing,  Ramius  Master  beneficially  owns
            404,276 Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 404,276
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 404,276
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Master did not enter into any  transactions  in the Shares in the past 60 days.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 22 of 35 Pages
----------------------                                    ----------------------

G. Ramius Fund III

      (a)   As of the date of this  filing,  Ramius Fund III  beneficially  owns
            23,285 Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 23,285
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 23,285
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Fund III did not enter into any transactions in the Shares in the past 60 days.

H.    Admiral Advisors

      (a)   As of the  date  of  this  filing,  as  the  investment  manager  of
            Starboard and the managing member of Parche, Admiral Advisors may be deemed  the  beneficial  owner  of (i)  1,432,174  Shares  owned  by
            Starboard and (ii) 452,279 Shares owned by Parche.

            Percentage: 3.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,884,453
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,884,453
            4. Shared power to dispose or direct the disposition: 0

      (c)   Admiral  Advisors did not enter into any  transactions in the Shares in the past 60 days.

I.    Ramius Advisors

      (a)   As of the date of this filing,  as the investment  advisor of Ramius
            Master  and  Ramius  Fund III,  Ramius  Advisors  may be deemed  the beneficial  owner of (i) 404,276  Shares owned by Ramius  Master and
            (ii) 23,285 Shares owned by Ramius Fund III.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 427,561
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 427,561
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Advisors did not enter into any transactions in the Shares in the past 60 days.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 23 of 35 Pages
----------------------                                    ----------------------

J.    Ramius Capital

      (a)   As of the date of this filing, as the sole member of Admiral
            Advisors and Ramius Advisors and as the investment manager of RCG
            Halifax, RCG Carpathia and RCG Ambrose, Ramius Capital may be
            deemed the beneficial owner of (i) 1,432,174 shares owned by
            Starboard, (ii) 452,279 Shares owned by Parche, (iii) 89,297
            Shares beneficially owned by RCG Carpathia, (iv) 101,312 Shares owned by RCG Ambrose, (v) 107,471 Shares owned by RCG Halifax,
            (vi) 404,276 Shares owned by Ramius Master and (vii) 23,285
            Shares owned by Ramius Fund III.

            Percentage: 4.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,610,094
            2. Shared power to vote or  direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,610,094
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions in the Shares in the past 60 days.

K. C4S

      (a)   As of the date of this  filing,  as the  managing  member  of Ramius
            Capital,  C4S may be deemed the  beneficial  owner of (i)  1,432,174 shares  owned by  Starboard,  (ii)  452,279  Shares owned by Parche,
            (iii)  89,297  Shares  beneficially  owned  by RCG  Carpathia,  (iv)
            101,312 Shares owned by RCG Ambrose, (v) 107,471 Shares owned by RCG
            Halifax, (vi) 404,276 Shares owned by Ramius Master and (vii) 23,285
            Shares owned by Ramius Fund III.

            Percentage: 4.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,610,094
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,610,094
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares in the past 60 days.

L. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be
            deemed the beneficial owners of (i) 1,432,174 shares owned by
            Starboard, (ii) 452,279 Shares owned by Parche, (iii) 89,297
            Shares beneficially owned by RCG Carpathia, (iv) 101,312 Shares owned by RCG Ambrose, (v) 107,471 Shares owned by RCG Halifax,
            (vi) 404,276 Shares owned by Ramius Master and (vii) 23,285
            Shares owned by Ramius Fund III.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 24 of 35 Pages
----------------------                                    ----------------------

            Percentage: 4.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,610,094
            3. Sole  power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,610,094

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   As of  March  30,  2007,  the  Reporting  Persons  ceased  to be the collective beneficial owners of more than 5% of the Issuer's Shares.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On March 30, 2007,  Starboard,  Parche, RCG Carpathia,  RCG Ambrose,
RCG Halifax, Ramius Master, Ramius Fund III, Admiral Advisors,  Ramius Advisors,
Ramius  Capital,  C4S,  Mr.  Cohen,  Mr.  Solomon,  Mr.  Stark  and Mr.  Strauss
(collectively,  the "Group")  entered into a Joint Filing  Agreement (the "Joint
Filing  Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer to the extent required by applicable  law. The Joint Filing  Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

            On March 30, 2007,  Ramius Capital and Barington  Investments,  L.P.
decided that they will no longer be working  together as a group with respect to the Shares of the Issuer.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1.    Joint Filing  Agreement by and among  Starboard,  Parche,  RCG
                  Carpathia,  RCG Ambrose,  RCG Halifax,  Ramius Master,  Ramius
                  Fund III, Admiral Advisors,  Ramius Advisors,  Ramius Capital,
                  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss,  dated
                  March 30, 2007.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 25 of 35 Pages
----------------------                                    ----------------------

            2.    Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas
                  W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 26 of 35 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007

STARBOARD VALUE AND OPPORTUNITY        RAMIUS FUND III, LTD
MASTER FUND LTD.
                                       RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its
    investment manager                 By: Ramius Advisors, LLC, their
                                           investment advisor

PARCHE, LLC
                                       ADMIRAL ADVISORS, LLC
By: Admiral Advisors, LLC, its
    managing member                    RAMIUS ADVISORS, LLC

                                       By: Ramius Capital Group, L.L.C.,
RCG CARPATHIA MASTER FUND, LTD.            their sole member

RCG AMBROSE MASTER FUND, LTD.
                                       RAMIUS CAPITAL GROUP, L.L.C.
RCG HALIFAX FUND, LTD.                 By: C4S & Co., L.L.C.,
                                           as managing member
By: Ramius Capital Group, L.L.C.,
    their investment manager           C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 27 of 35 Pages
----------------------                                    ----------------------

SCHEDULE B

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Mark Mitchell             Partner of                  666 Third Avenue
Director                  Ramius Capital Group, LLC   26th Floor
                                                      New York, New York 10017

Jeffrey M. Solomon        Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 28 of 35 Pages
----------------------                                    ----------------------

            DIRECTORS AND OFFICERS OF RCG CARPATHIA MASTER FUND, LTD.

Name and Position           Principal Occupation      Principal Business Address
-----------------           --------------------      --------------------------

Morgan B. Stark           Managing Member of C4S &    666 Third Avenue
Director                  Co., L.L.C., which is the   26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, L.L.C.

Jeffrey M. Solomon        Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 29 of 35 Pages
----------------------                                    ----------------------

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND, LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Mark Mitchell             Partner of                  666 Third Avenue
Director                  Ramius Capital Group, LLC   26th Floor
                                                      New York, New York 10017

Jeffrey M. Solomon        Managing Member of C4S &    666 Third Avenue
Director                  Co., L.L.C., which is the   26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, L.L.C.

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 30 of 35 Pages
----------------------                                    ----------------------

                DIRECTORS AND OFFICERS OF RCG HALIFAX FUND, LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Morgan B. Stark           Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

Jeffrey M. Solomon        Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 31 of 35 Pages
----------------------                                    ----------------------

               DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND, LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Morgan B. Stark           Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

Marran Ogilvie            General Counsel of Ramius   666 Third Avenue
Director                  Capital Group, LLC          26th Floor
                                                      New York, New York 10017

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 32 of 35 Pages
----------------------                                    ----------------------

                 DIRECTORS AND OFFICERS OF RAMIUS FUND III, LTD

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Morgan B. Stark           Managing Member of C4S &    666 Third Avenue
Director                  Co., LLC, which is the      26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, LLC

Marran Ogilvie            General Counsel of Ramius   666 Third Avenue
Director                  Capital Group, LLC          26th Floor
                                                      New York, New York 10017

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 33 of 35 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint Filing  Agreement by  and among Starboard,              33
      Parche, RCG Carpathia, RCG Ambrose, RCG Halifax,
      Ramius Master, Ramius Fund III, Admiral Advisors,
      Ramius Advisors, Ramius Capital, C4S, Mr. Cohen,
      Mr. Solomon, Mr. Stark and Mr. Strauss, dated
      March 30, 2007.

2.    Power of Attorney for  Peter A. Cohen, Morgan B.              34
      Stark, Thomas W. Strauss and Jeffrey M. Solomon,
      dated March 11, 2005

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 34 of 35 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D dated March 30,
2007 (including  amendments thereto) with respect to the Common Stock of The Pep
Boys--Manny,  Moe & Jack.  This  Joint  Filing  Agreement  shall  be filed as an
Exhibit to such Statement.

Dated: March 30, 2007

STARBOARD VALUE AND OPPORTUNITY        RAMIUS FUND III, LTD
MASTER FUND LTD.
                                       RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its
    investment manager                 By: Ramius Advisors, LLC, their
                                           investment advisor

PARCHE, LLC
                                       ADMIRAL ADVISORS, LLC
By: Admiral Advisors, LLC, its
    managing member                    RAMIUS ADVISORS, LLC

                                       By: Ramius Capital Group, L.L.C.,
RCG CARPATHIA MASTER FUND, LTD.            their sole member

RCG AMBROSE MASTER FUND, LTD.
                                       RAMIUS CAPITAL GROUP, L.L.C.
RCG HALIFAX FUND, LTD.                 By: C4S & Co., L.L.C.,
                                           as managing member
By: Ramius Capital Group, L.L.C.,
    their investment manager           C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
---------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 713278109                   13D                    Page 35 of 35 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                       /s/ Peter A. Cohen
                                       ---------------------------------------
                                       Peter A. Cohen

                                       /s/ Morgan B. Stark
                                       ---------------------------------------
                                       Morgan B. Stark

                                       /s/ Jeffrey M. Solomon
                                       ---------------------------------------
                                       Jeffrey M. Solomon

                                       /s/ Thomas W. Strauss
                                       ---------------------------------------
                                       Thomas W. Strauss